SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)

NEW CONCEPT ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

643611-10-6
(CUSIP Number)

Steven C. Metzger
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
214-740-5030
214-523-3838 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

February 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 643611-10-6

1		name of reporting person Arcadian Energy, Inc.
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* WC/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization U.S.
number of shares beneficially owned by each reporting person with	7	sole voting power 141,338
	8	shared voting power -0-
	9	sole dispositive power 141,338
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 813,968
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 41.81%
14		type of reporting person* CO

CUSIP No. 643611-10-6

1		name of reporting person TacCo Financial, Inc.
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* WC/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada.
number of shares beneficially owned by each reporting person with	7	sole voting power 14,974
	8	shared voting power -0-
	9	sole dispositive power 14,974
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 14,974
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 0.77%
14		type of reporting person* CO

CUSIP No. 643611-10-6

1		name of reporting person URC Energy LLC
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* AF/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 672,630
	8	shared voting power -0-
	9	sole dispositive power 672,630
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 672,630
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 34.55%
14		type of reporting person* OO

Item 1.  Security and Issuer

This Amendment No. 22 to Statement on Schedule 13D (this “Amendment No. 22”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of New Concept Energy, Inc., a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 21 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below.  Since August 28, 2011, the principal executive offices of the Issuer have been located at 1603 LBJ Freeway, Suite 300, Dallas, Texas 75234.  The CUSIP number of the Shares is 643611-10-6.  The Shares are currently listed and traded on the American Stock Exchange LLC.

This Amendment No. 22 is being filed to reflect the acquisition by one “Reporting Person” of 13,370 Shares (less than 1%) and a prior acquisition in 2013 by another Reporting Person of 14,474 Shares (less than 1%). Also, due to the expiration at December 31, 2012, of a Repurchase Option, West Go Green LLC ceased to be a Reporting Person. See Item 5(c) and (e) below.

Item 2.  Identity and Background

Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:

(a)-(c) and (f)  This Amendment No. 22 is being filed on behalf of Arcadian Energy, Inc. (formerly International Health Products, Inc.), a Nevada corporation (“AEI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), URC Energy LLC, a Nevada limited liability company (“URCELLC”), the sole member of which is AEI, and West Go Green LLC, a Nevada limited liability company (“WGGLLC”), the sole member of which is AEI.  AEI, TFI, URCELLC and WGGLLC are collectively referred to as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended.  AEI is owned by a trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”).  URCELLC’s sole and managing member is AEI.  WGGLLC’s sole and managing member is AEI. TFI’s day-to-day operations are managed by the same personnel who manage AEI’s day-to-day operations and other private companies owned by Gene E. Phillips or his family trusts. Since January 5, 2014, the principal office of each of the Reporting Persons is located at 12895 Josey Lane, Suite 124-440, Farmers Branch, Texas 75234. As of February 11, 2015, the directors of AEI are Roz Campisi-Beadle and Christine A. Morin; Ms. Beadle is also the President and Treasurer of AEI. All of the officers and directors of AEI and TFI are U. S. Citizens.

(d)-(e)  During the past five years, none of the Reporting Persons nor any officer or director of AEI or TFI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order in joining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration used by AEI in making the purchase described in Item 5(c) below came from the working capital funds of AEI.

Item 5.  Interest in Securities of the Issuer

(a) According to the latest information available as of November 3, 2014, the total number of issued and outstanding Shares is believed to be 1,946,935 Shares, and each of the Reporting Persons own and hold directly the following Shares as of February 11, 2015:

Name	No. of Shares Owned Directly	Approximate Percent of Class
AEI	141,338	7.26%
TFI	14,974	0.77%
URCELLC	672,630	34.55%
WGGLLC	-0-	-0-
TOTAL	828,942	42.58%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI; each of the directors of AEI may be deemed to beneficially own any Shares held by WGGLLC, URCELLC and AEI.  Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of February 11, 2015:

Name of Director or Manager	Entity	No. of Shares Beneficially Owned	Approximate Percent of Class
Ted P. Stokely	TFI	14,974	0.77%
Roz Campisi-Beadle	AEI, URCELLC, and WGGLLC	813,968	41.81%
Christine A. Morin	AEI, URCELLC, and WGGLLC	813,968	41.81%
Total Shares beneficially owned by Reporting Persons and individuals listed above:		828,942	42.58%

(b) Each of the directors of TFI share voting and dispositive power over the 14,974 Shares held directly by TFI.  Roz Campisi-Beadle and Christina Morin, the two directors of AEI, share voting and dispositive power over the 672,630 Shares held directly by URCELLC and over the 141,338 Shares held by AEI.

(c) During the sixty calendar days ended February 11, 2015, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof, except that, on February 11, 2015, AEI acquired 13, 370 Shares in the open market at a price of $1.6351 per Share. The initial trade was made on February 6, 2015, and settled three business days later, on February 11, 2015. Although well outside the sixty calendar day period prior to February 11, 2015, during 2013, TFI acquired 14, 474 Shares (0.74%) in an open market transaction.

(d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

(e) On December 31, 2012, a “Repurchase Option,” held by WGGLLC, covering 100,000 Shares from Go Green Fuel N. A., LP, at a price of $6.90 per Share, expired unexercised, and, due to such expiration, WGGLLC ceased to be a “Reporting Person.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended by adding the following, at the end of current Item 6, in place of the next to last and second to last paragraphs thereof.

Of the Shares owned by AEI, a total of 118,000 Shares are now held in a brokerage account and may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements which are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operating of any of which  should not give any person immediate voting power or investment power over such securities.  Such arrangements exist with the Shares and other securities held in such account and it is impracticable at any time to determine the amounts, if any, with respect to such Shares and interest cost under such arrangements vary with applicable costs and account balances.

On March 11, 2011, URCELLC executed an accommodation pledge of 300,000 Shares (later increased) to Metropolitan Bank, an Arkansas state banking association as collateral for indebtedness of Prime Income Asset Management, LLC (“Prime”).  Such bank liquidated 129,770 Shares prior to November 29, 2011, as well as other securities held as collateral in satisfaction of the loan.

Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in This Amendment No. 22 to Schedule 13D is true, complete and correct.

Dated: February 12, 2015

ARCADIAN ENERGY, INC. By: /s/ Roz Campisi-Beadle Roz Campisi-Beadle, President

TACCO FINANCIAL, INC. By: /s/ Ted P. Stokely Ted P. Stokely, President URC ENERGY LLC By: ARCADIAN ENERGY, INC., Managing Member By: /s/ Roz Campisi-Beadle Roz Campisi-Beadle, President

WEST GO GREEN LLC By: ARCADIAN ENERGY, INC., Managing Member By: /s/ Roz Campisi-Beadle Roz Campisi-Beadle, President